CERTIFICATE OF DESIGNATION

of the

TERMS, PREFERENCES, AND RIGHTS

of

SERIES B PREFERRED STOCK

Pursuant to Section 17-16-602 of the

Wyoming Business Corporation Act

The undersigned does hereby certify that the following resolution was duly adopted on October 22, 2026 by the Board of Directors (“Board”) of SecureTech Innovations, Inc., a Wyoming corporation (“Corporation”), with the designations, powers, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions thereof, having been fixed by the Board pursuant to authority granted to it under Article VI of the Corporation’s Articles of Incorporation and in accordance with Section 17-16-602 of the Wyoming Business Corporation Act (“WBCA”):

RESOLVED, that the Board does hereby fix and determine the rights, preferences, privileges, restrictions, and other matters relating to the Corporation’s Series B Preferred Stock, $0.001 par value, as follows:

1.Designation and Amount.  This series of preferred stock shall be designated Series B Preferred Stock (“Series B Preferred”), $0.001 par value. The number of authorized shares of Series B Preferred is two thousand two hundred (2,200). Series B Preferred shall be issued solely as payment of the license consideration under the Exclusive Intellectual Property License Agreement dated October 22, 2026, between the Corporation and Qstak Holding, LLC, a Florida limited liability company (“License Agreement”), and for no other purpose. Each issuance shall consist of the number of shares equal to the stated dollar value of the Tranche (as defined in the License Agreement) then issuable under the License Agreement divided by the Stated Value, rounded to the nearest whole share.

2.Stated Value.  Each share of Series B Preferred shall have a stated value of ten thousand dollars ($10,000) (“Stated Value”).

3.Rank.  The Series B Preferred shall rank junior to the Corporation’s Series A Preferred Stock (“Series A Preferred”) and senior to the Corporation’s common stock, $0.001 par value (“Common Stock”). The rank of the Series B Preferred relative to any series of preferred stock designated after the date of this Certificate shall be as set forth in the certificate of designation for that series.

4.Dividends.  Holders of Series B Preferred are eligible for all legal dividends as may be approved by the Board. If a dividend is declared across multiple classes of stock, the amount of any dividend to be received by holders of Series B Preferred shall be calculated on a fully diluted, pro-rata basis with the other classes of stock participating in said dividend. For this purpose, “fully diluted” means the sum of (i) all issued and outstanding shares of Common Stock and (ii) all shares of Common Stock issuable upon the conversion or redemption, directly or through another security, of all issued and outstanding securities of the Corporation convertible or redeemable into Common Stock. Each share of Series B Preferred shall be counted as the number of shares of Common Stock equal to the number of shares of Series A Preferred into which it would be redeemed under Section 8, calculated as if the dividend record date were the date of a Board resolution authorizing redemption and applying the Redemption Limit, multiplied by the Series A Ratio.

5.Liquidation.  Upon any liquidation, dissolution, or winding up of the Corporation, after payment of or provision for all liabilities and after satisfaction of any rights of the holders of Series A Preferred, and before any distribution to the holders of Common Stock, each holder of Series B Preferred shall be entitled to receive, for each share held, an amount equal to the Stated Value, and no more. If the assets available are insufficient to pay the full Stated Value on all outstanding shares, those assets shall be distributed ratably among the holders of Series B Preferred. A merger, consolidation, or sale of all or substantially all of the Corporation’s assets shall not, by itself, be deemed a liquidation, dissolution, or winding up.

6.Voting Rights.  Holders of Series B Preferred shall have the right to vote on all matters with the holders of Common Stock and Series A Preferred (and other eligible classes or series, if any) by aggregating votes into one (1) voting class of stock. Each share of Series B Preferred shall have two thousand seven hundred (2,700) votes on any election or other matter placed before the shareholders of the Corporation, whether the vote is taken with or without a shareholders’ meeting. Holders of Series B Preferred may not cumulate their votes in any voting matter. Holders of Series B Preferred shall vote as a separate voting group only where required by the WBCA or by Section 11.

7.No Conversion or Redemption at Option of Holder.  Holders of Series B Preferred shall have no right to convert their shares into any other security of the Corporation and no right to require the Corporation to redeem or repurchase their shares. Series B Preferred may be redeemed only as provided in Section 8.

8.Redemption by Corporation.

(a)Definitions.  For purposes of this Certificate:

(i)“Closing Valuation Report” means the independent valuation report obtained by the Corporation in connection with the initial issuance of Series B Preferred, which addresses conditions as of the date of that issuance, whether the report is dated before or after that date. The Corporation shall retain the Closing Valuation Report with its corporate records and shall provide a copy to any holder of Series B Preferred upon request.

(ii)“Principal Market” means the principal securities exchange or quotation system on which the Common Stock is then listed or quoted.

(iii)“Series A Ratio” means the number of shares of Common Stock into which one share of Series A Preferred is redeemable under the Series A Preferred certificate of designation as then in effect (currently ten thousand (10,000)).

(iv)“Series A Redemption Value” means the product of (A) the VWAP, (B) the Series A Ratio, and (C) one (1) minus the Valuation Discount.

(v)“Trading Day” means a day on which the Principal Market is open for trading.

(vi)“Valuation Discount” means the aggregate percentage discount applied to the Series A Preferred in the Closing Valuation Report to reflect lack of marketability and the uncertainty of redemption. The Valuation Discount is fixed and shall apply, without re-determination, to every redemption of Series B Preferred, regardless of the date on which the shares redeemed were issued.

(vii)“VWAP” means the volume-weighted average price of the Common Stock on the Principal Market for the five (5) consecutive Trading Days ending on and including the Trading Day immediately preceding the date of the Board resolution authorizing the redemption, as reported by the Principal Market (or, if the Principal Market does not report it, by OTC Markets Group Inc. or another reputable source selected by the Board), equitably adjusted for any stock split, combination, or stock dividend of the Common Stock occurring during that period.

(b)Redemption Right.  After a minimum period of one (1) year from the date of issue of a share of Series B Preferred, the Corporation may, at the sole discretion of the Board, redeem some or all of such shares solely into shares of Series A Preferred as provided in this Section 8. Any partial redemption shall be made pro rata among the holders of shares then eligible for redemption, unless all such holders consent otherwise in writing.

(c)Redemption Shares.  Each share of Series B Preferred redeemed shall be redeemed into the number of shares of Series A Preferred equal to the Stated Value divided by the Series A Redemption Value, subject to Section 8(d).

(d)Redemption Limit.  In no event shall more than twenty-seven hundredths (0.27) of a share of Series A Preferred be issued upon redemption of any one share of Series B Preferred (an aggregate of five hundred ninety-four (594) shares of Series A Preferred for all 2,200 authorized shares of Series B Preferred) (“Redemption Limit”). Where the calculation in Section 8(c) would exceed the Redemption Limit, the Series A Preferred issued at the Redemption Limit shall be in full satisfaction of the shares redeemed, and the Corporation shall have no further obligation in cash, securities, or otherwise.

(e)Fractional Shares.  No fractional shares of Series A Preferred shall be issued. The number of shares of Series A Preferred issuable to each holder shall be aggregated and rounded down to the nearest whole share, and the Corporation shall pay the holder cash equal to the remaining fraction multiplied by the Series A Redemption Value.

(f)Notice and Effect of Redemption.  The Corporation shall deliver written notice of redemption to each affected holder at least ten (10) calendar days before the redemption date, stating the redemption date, the number of shares to be redeemed, the VWAP, the Series A Redemption Value, and the number of shares of Series A Preferred to be issued. On the redemption date, the shares redeemed shall no longer be outstanding, and all rights of their holders shall cease except the right to receive the Series A Preferred (and any cash in lieu of fractions) issuable under this Section 8. For purposes of the Series A Preferred certificate of designation, the date of issue of the Series A Preferred shall be the redemption date.

(g)Status of Redeemed Shares.  Shares of Series B Preferred redeemed or otherwise acquired by the Corporation shall be retired and canceled, shall resume the status of authorized but undesignated preferred stock, and shall not be reissued as Series B Preferred.

9.Adjustments.  If the outstanding Series B Preferred is subdivided or combined, the Stated Value, the votes per share in Section 6, and the Redemption Limit shall be proportionately adjusted. If the outstanding Series A Preferred is subdivided or combined, the Redemption Limit shall be proportionately adjusted. Each adjustment shall preserve the aggregate Stated Value, aggregate votes, and aggregate Redemption Limit of the Series B Preferred.

10.Restrictions on Transfer.  Shares of Series B Preferred are restricted securities and may not be sold, assigned, pledged, or otherwise transferred without the prior written consent of the Board, except to an affiliate of the holder that agrees in writing to be bound by this Certificate. Any purported transfer in violation of this Section 10 shall be void. Each certificate or book-entry statement evidencing Series B Preferred shall conspicuously note this restriction.

11.Amendment.  Any amendment to this Certificate that adversely alters the rights, preferences, or privileges of the Series B Preferred shall require, in addition to any other vote required by the WBCA, the approval of the holders of a majority of the outstanding shares of Series B Preferred voting as a separate voting group.

12.Notices.  Notices to holders of Series B Preferred shall be in writing and delivered to the address of the holder shown on the Corporation’s stock records, and shall be deemed given when delivered personally, one (1) business day after deposit with a recognized overnight courier, or when sent by email with confirmation of transmission.

IN WITNESS WHEREOF, the undersigned declare under penalty of perjury under the laws of the State of Wyoming that they have read the foregoing Terms, Preferences, and Rights of Series B Preferred Stock and know the contents thereof, and that they are duly authorized to execute the same on behalf of the Corporation, this 26th day of October, 2026.

SECURETECH INNOVATIONS, INC.

__________________________________ J. SCOTT SITRA President, Chief Executive Officer, Principal Executive Officer, and Director	______________________________________ ANTHONY VANG Treasurer, Secretary, Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer, and Director